VIA EDGAR
VIA FACSIMILE: (202) 772-9210

May 4, 2009

Edwin Adames, Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20548

Re:	Global Entertainment Holdings Inc. (GBHL); Comment Letter dated April 20,2009.
Re: Form 10-KSB for period ending December 31,2007 filed March 26,2009, Form 10-Q for Fiscal quarter Ended September 30, 2008 filed March 12,2009 File No. 000-49679.

Dear Mr. Adames:

Global Entertainment Holdings, Inc. (GBHL) respectfully requests an extension of time until May 20, 2009 , in which to address and respond to the comments contained in the above-referenced letter of April 20, 2009.  We will, of course, respond earlier if possible.

Our legal council and auditor who are working on the appropriate revisions to the 10-K and the corresponding responses to be referenced in a letter for your review have scheduling issues that require the extension.  At this time we are working on the March 31,2009 first quarter 10-Q and require the extension to insure that we can file the 10-Q timely. We will be able to file the response letter with marked copies of the amendments on Wednesday May 20, 2009.

We wish to assure you that this matter is being given are utmost attention and we will respond as quickly as possible to the comments.

Thank you for your anticipated cooperation and understanding.

Very truly yours,

Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.

cc:  Tom Amon, Legal Council
       Gary Rasmussen, CEO